NO ACT

PE
3-30-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


10011733

April 20, 2010

Received SEC
APR 20 2010
Washington, DC 20549

David A. Schuette
Mayer Brown LLP
71 South Wacker Drive
Chicago, IL 60606-4637

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-20-10

Re: Devon Energy Corporation
Incoming letter dated March 30, 2010

Dear Mr. Schuette:

This is in response to your letters dated March 30, 2010 and April 12, 2010 concerning the shareholder proposal submitted to Devon Energy by John Chevedden. We also have received letters from the proponent dated March 30, 2010, March 31, 2010, and April 6, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

April 20, 2010

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Devon Energy Corporation
Incoming letter dated March 30, 2010

The proposal relates to simple majority voting.

We are unable to concur in your view that Devon Energy may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Devon Energy may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We note that Devon Energy did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Michael J. Reedich
Special Counsel

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

**From:** Schuette, David A. [DSchuette@mayerbrown.com]
**Sent:** Monday, April 12, 2010 10:34 AM
**To:** shareholderproposals
**Subject:** Devon Energy Corporation
**Attachments:** XScan001.PDF

In connection with the no-action letter request of Devon Energy Corporation, please find attached a copy of the e-mail correspondence requested by the Staff.

David A. Schuette
Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606
Phone: 312-701-7363
fax: 312-706-8201
email: dschuette@mayerbrown.com

---

**From:** Dobbs, Janice
**Sent:** Monday, March 01, 2010 2:53 PM
**To:** *** FISMA & OMB Memorandum M-07-16 ***
**Subject:** Shareholder proposal - proof of stock ownership

Dear Mr. Chevedden,

This will acknowledge receipt of your letter and proposal dated December 9, 2009. As we discussed in our telephone conversation today, the Company is unable to confirm record ownership in the name of John Chevedden, Ram Trust Services or Northern Trust of common stock shares held in order to submit a proposal under Rule 14a-8. If you would please provide evidence of the required ownership, we will be glad to further discuss this matter with you.

Sincerely,

Janice Dobbs

Janice Dobbs | Vice President - Corporate Governance and Secretary

Phone 405 552 7844 | Cell 405 203 8253 | Fax 405 552 8171

---

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

April 6, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 3 John Chevedden's Rule 14a-8 Proposal**
**Devon Energy Corporation (DVN)**
**Simple Majority Vote Topic**

Ladies and Gentlemen:

This further responds to the late March 30, 2010 request to block this rule 14a-8 proposal.

The company cites *Exelon Corp.* (Feb. 23, 2009) in regard to the untimeliness of its no action request, but fails to note that there was no proponent rebuttal whatsoever in Exelon Corp.

The proponent did not raise the issue that Exelon was in violation of the 14-day limit on company requests to proponents on procedural issues under rule 14a-8. The proponent was also at a disadvantage in using an old typewriter according to the attachment.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc: Janice A. Dobbs <Janice.dobbs@dvn.com>

John Kornelakis

***FISMA & OMB Memorandum M-07-16***

Sept 13, 2008

EXELON CORPORATION
10 South Dearborn st. 48th Floor
P.O. Box 805398
Chicago, Illinois 60680-5398

I John Kornelakis and Angeline Kornelakis, Shareholders of Exelon Corporation, submit the following proposal:
Part (A). Resolve: All Common and Preferred Stocks of Exelon Corp. should be be bought by the CEOS and Board of Directors at the open market price during the trading day.

Part (B) Resolve: No more back dating the stock or any other Free Options.

Part (C) All travels should be for Exelon Corp. business and should not be related to CEOS and Directors benefits.

The reason for the above proposal is;

The Company CEOS and Directors are overpaid.

Time after time the Executive Branch of our Company, vote themselves Freebies and especially stock until they have the majority stocks.

The Stockholders invested their hard earned money to see it disappearing into the hands of the Executive Branch. We urge all Stockholders to vote Yes for this proposal, for the benefit of all of us, which includes the Executive Branch.

Sincerely yours,

John Kornelakis
Angeline Kornelakis

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

March 31, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 John Chevedden's Rule 14a-8 Proposal**
**Devon Energy Corporation (DVN)**
**Simple Majority Vote Topic**

Ladies and Gentlemen:

This further responds to the late March 30, 2010 request to block this rule 14a-8 proposal.

The Apache vs. Chevedden ruling was flawed. Attached is my response to the Union Pacific no action request. Union Pacific was not granted Staff concurrence in *Union Pacific Corporation* (March 26, 2010).

The March 22, 2010 Ram Trust Services letter regarding my Devon Energy stock was written in the aftermath of the flawed Apache vs. Chevedden ruling to fully conform to the requirements of Rule 14a-8 while also explicitly addressing the issues that the court identified as areas of possible ambiguity with such letters in the past.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc: Janice A. Dobbs <Janice.dobbs@dvn.com>

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

March 21, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 4 John Chevedden's Rule 14a-8 Proposal**
**Union Pacific Corporation (UNP)**
**Simple Majority Vote Topic**

Ladies and Gentlemen:

This further responds to the late March 16, 2010 request (supplemented March 17, 2010) to block this rule 14a-8 proposal by the prolific filer of no action requests, Gibson Dunn.

The company cites the recent Apache vs. shareholder lawsuit. It was a classic SLAPP (strategic lawsuit against public participation) suit, with Apache Corp. trying to financially squeeze its own shareholder by requesting he be required to pay for Apache's bloated attorney fees. While the Hon. Lee H. Rosenthal gave a "narrow" decision allowing Apache to block a heavily-supported proposal topic for 2010, the case was actually a stunning victory for shareowner rights. The shareholder was pro se. The judge never even mentioned Apache's request that he pay their legal expenses.

The United States Proxy Exchange (USPX) submitted outstanding amicus curiae brief that entirely discredited Apache's sweeping claims. If Apache had managed to bamboozle the judge into accepting those claims, shareowner rights would have been severely impaired.

Apache claimed: Rule 14a-8(b)(2) says a proponent can demonstrate ownership of shares by submitting "to the company a written statement from the 'record' holder of your securities (usually a broker or bank) ..." so Apache insisted that the "record holder" must be a party listed on the company's stock ledger, i.e. Cede & Co. in most cases. This is not the intent of Rule 14a-8(b)(2). It has never been its intent, and SEC staff has rejected such an interpretation of Rule 14a-8(b)(2) on a number of occasions. One recent occasion was *The Hain Celestial Group, Inc.* (October 1, 2008).

Based on the United States Proxy Exchange amicus curiae brief, the judge rejected Apache's position, but she found an excuse to rule that Apache could exclude the shareholder proposal for 2010. It is this same flawed ruling that Union Pacific is attempting to piggyback on for the purpose of – just as Apache did through the SLAPP suite – disenfranchise their own shareowners.

There are two key caveats in attempting to rely on the Apache ruling in regard to other no action requests:

1. The judge described her ruling as "narrow," stating explicitly

The ruling is narrow. This court does not rule on what Chevedden had to submit to comply with Rule 14a-8(b)(2). The only ruling is that what Chevedden did submit within the deadline set under that rule did not meet its requirements.

2. The judge based her decision on material information provided by Apache's lawyers that was factually incorrect.

The case was conducted on an accelerated schedule that bypassed oral arguments. Because it involved technical matters related to securities settlement and custody, the Judge was particularly dependent on the technical briefs submitted in the case. The fact that Apache's lawyers made a number of claims that were blatantly false (as pointed out in the USPX brief) that may be why she made a "narrow" ruling that would only apply to situations with identical circumstances.

The Union Pacific no-action request does not entail identical circumstances to the Apache lawsuit, for a variety of reasons. One obvious reason is the fact that Apache Corp. provided the proponent with two detailed deficiency notices that explicitly challenged evidence of share ownership. Union Pacific provided just one cookie-cutter deficiency notice.

Once the USPX amicus curiae brief shot down Apache's central arguments, Apache lawyers adopted an "everything but the kitchen sink" tack in a response brief. They cited any and every little fact they could come up with, vaguely implying ... who knows what?

Based on the abbreviated timeline set by the judge, I was not to be allowed to respond to this "kitchen sink" brief. I submitted a motion for summary judgment, which afforded an opportunity to briefly respond to some of the Apache lawyers' misrepresentations. But one slipped through. It is what the judge based her decision on, and it was totally incorrect. Here is what it was.

I hold my Apache and Union Pacific shares through Ram Trust Service (RTS). Apache's lawyers visited the RTS website and noticed that RTS has a wholly owned broker subsidiary, Atlantic Financial Services (AFS). Apache then hypothesized that, perhaps, I actually held my shares through the broker subsidiary and not RTS. Apache then proposed – and the judge accepted that – the letter evidencing my share ownership should, perhaps, have come from AFS and not RTS. Here is what the judge said:

RTS is not a participant in the DTC. It is not registered as a broker with the SEC, or the self- regulating industry organizations FINRA and SIPC. Apache argues that RTS is not a broker but an investment adviser, citing its registration as such under Maine law, representations on RAM's website, and federal regulations barring an investment adviser from serving as a broker or custodian except in limited circumstances ... The record suggests that Atlantic Financial Services of Maine, Inc., a subsidiary of RTS that is also not a DTC participant, may be the relevant broker rather than RTS. Atlantic Financial Services did not submit a letter confirming Chevedden's stock ownership. RTS did not even mention Atlantic Financial Services in any of its letters to Apache.

After the judge's ruling, I was able to follow-up with RTS. RTS confirmed that they are a Maine chartered non-depository trust company, and that they do in fact directly hold my shares in an account (under the name Ram Trust Services) with Northern Trust. Their letter made no mention of AFS because AFS plays no role in the custody of my shares. For purposes of Rule 14a-8, RTS is the record holder of my securities. The judge ruled "narrowly" against me because she thought AFS might be the real record holder.

Because the judge explicitly made her decision "narrow," I believe it is irrelevant in this no-action request. Because the decision was based on material, factually incorrect information, it should not apply to this no-action request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy. Additional information will follow soon.

Sincerely,



John Chevedden

cc: Jim Theisen <jjtheisen@up.com>

March 26, 2010

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Union Pacific Corporation
Incoming letter dated March 16, 2010

The proposal relates to simple majority voting.

We are unable to concur in your view that Union Pacific may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Union Pacific may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We note that Union Pacific did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Gregory S. Belliston
Special Counsel

# RAM TRUST SERVICES

March 22, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 50 shares of Devon Energy Corporation common stock, CUSIP 25179M103, since at least November 7, 2008. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

March 30, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 John Chevedden's Rule 14a-8 Proposal**
**Devon Energy Corporation (DVN)**
**Simple Majority Vote Topic**

Ladies and Gentlemen:

This responds to the late March 30, 2010 request to block this rule 14a-8 proposal.

After the judge's ruling in Apache Corporation, I followed-up with Ram Trust Services. RTS confirmed that they are a Maine chartered non-depository trust company, and that they do in fact directly hold my shares in an account (under the name Ram Trust Services) with Northern Trust. For purposes of Rule 14a-8, RTS is the record holder of my securities.

The Hon. Lee H. Rosenthal ruled "narrowly" against the proponent in Apache because she thought Atlantic Financial Services (owned by RTS) might be the real record holder.

Attached is the precedent of *Union Pacific Corporation* (March 26, 2010). The attached Devon stock ownership letter even meets a higher standard than the stock ownership letter supplied in Union Pacific, also attached.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc: Janice A. Dobbs <Janice.dobbs@dvn.com>

March 26, 2010

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Union Pacific Corporation
Incoming letter dated March 16, 2010

The proposal relates to simple majority voting.

We are unable to concur in your view that Union Pacific may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Union Pacific may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We note that Union Pacific did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Gregory S. Belliston
Special Counsel

# RAM TRUST SERVICES

March 22, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 50 shares of Devon Energy Corporation common stock, CUSIP 25179M103, since at least November 7, 2008. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

# RAM TRUST SERVICES

December 4, 2009

John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,

I am responding to Mr. Chevedden's request to confirm his position in several securities held in his account at Ram Trust Services. Please accept this letter as confirmation that John Chevedden has continuously held no less than 75 shares of the following security since November 24, 2008:

- Union Pacific Corp (UNP)

I hope this information is helpful and please feel free to contact me via telephone or email if you have any questions (direct line: (207) 553-2923 or email: mpage@ramtrust.com). I am available Monday through Friday, 8:00 a.m. to 5:00 p.m. EST.

Sincerely,



Meghan M. Page
Assistant Portfolio Manager

MAYER • BROWN

Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
Main Fax +1 312 701 7711
www.mayerbrown.com

March 30, 2010

Via Email

Shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

**Re: Devon Energy Corporation—Shareholder Proposal Submitted by John Chevedden**

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Devon Energy Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. The Company has received a shareholder proposal and a supporting statement (the "Proposal") from John Chevedden (the "Proponent") for inclusion in the proxy materials to be distributed by the Company in connection with its 2010 annual meeting of shareholders (the "2010 proxy materials"). A copy of the Proposal is attached hereto as Exhibit A. For the reasons stated below, the Company requests your confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") will not recommend any enforcement action to the SEC if the Proposal is omitted from the Company's 2010 proxy materials.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter and its attachments are being emailed to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), copies of this letter and its attachments are being sent simultaneously to the Proponent as notice of the Company's intent to omit the Proposal from the 2010 proxy materials.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the Company pursuant to Rule 14a-8(k).

## THE PROPOSAL

The Company received the Proposal on December 9, 2009, indicating that the Proponent sought to present a shareholder resolution at the Company's 2010 annual shareholders' meeting. The resolution reads as follows:

> Resolved, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal to the fullest extent permitted by law. This includes each 67% supermajority provision in our charter and/or bylaws.

## BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly omitted from the 2010 proxy materials because the Proponent failed to substantiate, within 14 calendar days of receipt of the Company's request, his eligibility to submit the Proposal under Rule 14a-8(b).

## BACKGROUND

The Proponent submitted, and the Company received, the Proposal by email on December 9, 2009. *See* Exhibit A. The Proponent did not include with the Proposal evidence demonstrating satisfaction of the ownership requirements of Rule 14a-8(b). On January 4, 2010, the Company received a letter from RAM Trust Services ("RTS"), which was intended to demonstrate that the Proponent satisfied the ownership requirements of Rule 14a-8(b) (the "RTS Letter"). *See* Exhibit B.

Subsequently, on March 10, 2009, the United States District Court for the Southern District of Texas rendered an opinion in the case styled *Apache Corp. v. Chevedden*, Civil Action No. H-10-0076 (S.D Tex. 2010). The holding in *Apache Corp.* represents a change or clarification in the law with regard to the sufficiency of proof of ownership under Rule 14a-8.

Specifically, in *Apache Corp*, the court found that a letter from RTS, intended to establish the Proponent's satisfaction of Rule 14a-8 ownership requirements with respect to another public company, was insufficient for that purpose because RTS purported to be the Proponent's "introducing broker" but is not, in fact, a registered broker. RTS was also not a registered holder of the securities at issue, and was not a DTC participant. For these reasons, the court found that a letter from RTS was unreliable and could not satisfy the eligibility requirement of the Proponent under Rule 14a-8. See *Apache Corp. v. Chevedden*, a copy of which is attached as Exhibit C.

The Company confirmed that none of RTS, Northern Trust Company nor the Proponent appears on the records of the Company's stock transfer agent as a shareholder of record. Because the Company was unable to verify the Proponent's eligibility to submit the Proposal from its records, the Company sought verification from the Proponent of his eligibility to submit the Proposal. Specifically, on March 12, 2010, the Company sent to Proponent by email and Federal Express, a letter dated March 11 (the "Deficiency Notice"), requesting evidence of ownership as required under Rule 14a-8 and in light of the *Apache Corp.* decision. A copy of the Deficiency Notice is attached as Exhibit D.

On March 23, 2010, in response to the Notification Letter, the Company received by email a second letter from RTS (the "RTS Follow-up Letter") intended to establish the Proponent's satisfaction of the Rule 14a-8(b) ownership requirements. The RTS Follow-up Letter is attached as Exhibit E. As discussed below, the Company believes that the RTS Follow-up Letter is also insufficient to establish the Proponent's satisfaction of the ownership requirements of Rule 14a-8(b).

**ANALYSIS**

**Waiver of the 80-day Requirement in Rule 14a-8(j)(1).**

Rule 14a-8(j) requires a company to file its reasons for excluding a stockholder proposal from its proxy materials with the SEC no later than 80 calendar days prior to filing its definitive proxy materials, unless the company demonstrates good cause for missing its deadline. Although the Company intends to file its definitive proxy materials on or about April 28, 2010, which is less than 80 days from the date of this letter, the Company believes that it has good cause for failing to meet this deadline. The Staff has typically found good cause for missing the 80-day deadline in situations where the shareholder proposal is not received until after the 80-day deadline (*See Midas, Inc.* (Mar. 31, 2009); *Pfizer* (Mar. 2, 2009)) and has also found good cause in a situation where a statutory enactment and the issuance of subsequent regulatory guidance, both occurring after the 80-day deadline, constituted good cause for the waiver of the 80-day requirement to submit a no-action request (*Bank of America* (Mar. 11, 2009)).

As mentioned above and as described in detail below, the United States District Court, in *Apache Corp.*, effected a significant change in the law regarding the sufficiency of a showing of ownership under Rule 14a-8(b). This case was decided on March 10, 2010, which date was substantially after the Company's 80-day deadline. Based on the holding in that case, and considering the virtually identical facts with respect to the Proponent, the Proposal and the RTS Letter, the Company believes that the RTS Letter was not sufficient to establish the Proponent's eligibility under Rule 14a-8(b). The Company has acted in good faith and in a timely manner following the *Apache Corp.* decision, which is analogous to the enactment of new law in *Bank of America*, cited above. The Company acted within two days of the *Apache Corp.* decision to send the Deficiency Notice and submitted this request within two business days of the expiration of the 14 calendar day period afforded the Proponent to cure the deficiency.

Accordingly, the Company believes that it has good cause for its failure to meet the 80-day deadline for submission of this request.

**Waiver of the 14-day Requirement in Rule 14a-8(f).**

Rule 14a-8(f) provides that, "within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response." Rule 14a-8(f) does not say what happens if a company sends its deficiency notice more than 14 days after receiving the proposal. Although the rule expressly provides for exclusion if a shareholder misses his or her own 14-day deadline to respond to a deficiency notice from the company, it does not similarly provide for a waiver if the company misses its 14-day deadline to issue a deficiency notice. This is a strong indication that waiver does not result, and this inference is supported by prior Staff determinations, including *Exelon Corp.* (Feb. 23, 2009).

In *Exelon Corp.*, the Staff considered Exelon's intention to exclude a shareholder proposal based on eligibility deficiencies under Rule 14a-8(b). Exelon missed Rule 14a-8(f)'s 14-day period and, instead, first notified the proponents of the eligibility deficiency two months and nine days after receipt of the proposal. Exelon argued in its no-action request that the proponents were in no way affected or prejudiced by Exelon's failure to provide written notice of the deficiencies within Rule 14a-8(f)'s 14-day period since this failure did not shorten the period for the proponents to correct the deficiency – Exelon still gave the proponent the full 14 days from the date of receipt of the deficiency notice to make the requisite showing under Rule 14a-8(b). In its response, the Staff agreed that there "appears to be some basis for your view that Exelon may exclude the proposal under Rule 14a-8(f)," and noted that Exelon gave the proponents the full 14 days to try to correct the deficiency and that the proponents failed to do so.

Here, the deficiency in the RTS Letter did not become apparent until after the *Apache Corp.* decision on March 10, 2010. The Company acted promptly to give the Proponent notice of the deficiency the following day, and has given him the full 14 days required by Rule 14a-8(f) to correct the deficiency. Therefore, like the proponent in *Exelon*, the Proponent has not been prejudiced by the Company's failure to send the Deficiency Notice within 14 days of the receipt of the Proposal on December 9, 2009. In fact, the Proponent has been involved in the very litigation that has rendered the RTS Letter insufficient and therefore has at all times, since the institution of the action against him by Apache Corporation, been aware that his Proposal and the RTS Letter could be challenged on 14a-8(b) grounds if Apache Corporation prevailed. Despite this knowledge and ample time to provide sufficient evidence from the record holder of shares, Proponent has failed to make the required showing of ownership of Company stock within 14 days of receiving the Notice of Deficiency.

Accordingly, considering the circumstances described above, the Company believes that it has good cause for its failure to strictly comply with Rule 14a-8(f). We note that the Staff does not typically require strict compliance by a company with Rule 14a-8(f), and we respectfully request that the Staff waive these requirements with respect to this letter.

**The Proposal May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal.**

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8 within 14 days of his receipt of a notice of deficiency.

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal."

Rule 14a-8(b) allows a proponent to demonstrate its beneficial ownership of a company's securities by providing a written statement from the "record" holder of the securities verifying that, as of the date the proposal was submitted, the proponent had continuously held the requisite number of company shares for at least one year. Staff Legal Bulletin No. 14 (July 13, 2001) further states that such a written statement "must be from the record holder of the shareholder's securities, which is usually a broker or bank" and that a written statement from an investment adviser is insufficient "unless the investment adviser is also the record holder."

After submitting the Proposal, the Proponent provided the Company with the RTS Letter. That letter states, "As introducing broker for the account of John Chevedden, held with Northern Trust as custodian, [RTS] confirms that John Chevedden has continuously held no less than 50 shares for the following securities since November 7, 2008: Devon Energy Corporation (DVN)". *See* Exhibit B. The Company has verified that RTS is not listed in its records as a registered owner of the Company's securities. Based on the holding in *Apache Corp.*, the Company believes that the RTS Letter is insufficient to establish that RTS is the "record" owner of the company's securities, as it is not listed in the Company's records as the registered owner of Company common stock, it is not in fact a securities broker or bank and it is not a DTC participant.

This is not the first time the Proponent has attempted to use a letter from RTS to demonstrate his ownership of securities under Rule 14a-8(b). Recently, the Proponent submitted a letter from RTS nearly identical to the RTS Letter in order to substantiate his eligibility to submit a shareholder proposal for inclusion in Apache Corporation's proxy materials. Apache Corporation filed suit in the United States District Court for the Southern District of Texas challenging the sufficiency of that letter under Rule 14a-8. In *Apache Corp.*, the court found that a letter from RTS, purporting to be the "introducing broker" for the Proponent, was insufficient as evidence from the "record" holder of the Proponent's eligibility under Rule 14a-8(b)(2) because RTS is not in fact a registered broker-dealer, it is not registered on Apache's books as a record holder of its securities, and no further evidence of RTS' record ownership or the Proponent's beneficial ownership was provided within the 14-day period. In nearly identical language as the RTS Letter, the letter at issue in *Apache Corp.* included a statement by RTS that Northern Trust held the securities as custodian. According to the court, this statement did not render the letter sufficient as a written statement from the "record" holder for Rule 14a-8(b)(2) purposes, despite the fact that Northern Trust is a DTC participant.

In the past, the Staff has found that information from introducing brokers is not sufficient documentary evidence of ownership for purposes of Rule 14a-8(b). *See, e.g., JPMorgan Chase & Co*, (avail. Feb. 15, 2008); *Verizon Communications, Inc.* (avail. Jan. 25, 2008). Although recently the Staff has determined that information from introducing brokers may be sufficient documentary evidence of ownership for purposes of Rule 14a-8(b), *see, e.g., The Hain Celestial Group, Inc.* (avail. Oct. 1, 2008), the United States District Court in *Apache Corp.* held that an entity claiming to be an "introducing broker," that is not in fact a registered securities broker, could not, on those bare qualifications, be considered the "record" holder for purposes of Rule 14a-8(b). Further, as the District Court found, the reference to Northern Trust as custodian in the RTS Letter does not render the letter sufficient.

On March 12, 2010, the Proponent received the Deficiency Notice, requesting evidence of ownership sufficient to establish eligibility under Rule 14a-8. On March 23, 2010, the Proponent forwarded to the Company the RTS Follow-up Letter. This letter explained that RTS was a "Maine chartered non-depository trust company," which held shares in the Company "through the Northern Trust Company in an account under the name RAM Trust Services." The Company does not believe, despite certain changes in the wording of this letter, that the RTS Follow-up Letter is substantively different from the RTS Letter. In fact, the most significant difference between the two letters from RTS is that in the March 23, 2010 letter, RTS no longer claimed to be the Proponent's broker. As discussed at length in *Apache Corp.*, Rule 14a-8 contemplates that the record owner from whom a statement must be obtained is "usually a broker or bank." The correspondence from RTS is not a statement from a broker or bank. The RTS Letter was substantially the same as the letter in *Apache Corp.* that the court found to be unreliable as evidence of the Proponent's ownership. The Company believes that nothing in the RTS Follow-up Letter renders the evidence any more reliable. RTS does not claim, in either the RTS Letter or the RTS Follow-up Letter, to be the record holder of Company securities.

Further, as was the case in *Apache Corp.*, the Proponent has not provided any correspondence from Northern Trust Company, which is a DTC participant, for the purpose of proving the Proponent's eligibility under Rule 14a-8(b). As the court stated in *Apache Corp.*, "a separate certification from a DTC Participant allows a public company at least to verify that the participant does in fact hold the company's stock by obtaining the Cede breakdown from the DTC..." No such separate certification has been received by the Company.

The Proponent has been given the benefit of the Deficiency Notice and a 14-day period in which to cure such deficiency, as well as a United States Federal District Court's analysis of a letter nearly identical to the letter that he submitted to the Company on January 4, 2010. He has not produced any substantively different evidence of his ownership, from the "record owner," of Company securities within the 14-day period required by Rule 14a-8(f).

Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

## CONCLUSION

For the foregoing reasons, the Company requests your confirmation that the Staff will not recommend any enforcement action to the SEC if the Proposal is omitted from the Company's 2010 proxy materials. If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its 2010 proxy materials, please contact me at (312) 701-7363 or by email at dschuette@mayerbrown.com. You may also contact Ms. Janice Dobbs, the Company's Vice President – Corporate Governance and Secretary, at (405) 552-7844 or by email at Janice.Dobbs@dvn.com or facsimile at (405) 552-8171. The Proponent, John Chevedden, may be reached by email at *** FISMA & OMB Memorandum M-07-16 *** or by telephone at *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



David A. Schuette
Mayer Brown LLP

Cc: David G. Harris, Associate General Counsel (Devon Energy Corporation)
Janice Dobbs, Vice President–Corporate Governance and Secretary (Devon Energy Corporation)
John Chevedden

**Exhibit A**

**The Proposal**

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. J. Larry Nichols
Chairman of the Board
Devon Energy Corporation (DVN)
20 N Broadway Ste 1500
Oklahoma City OK 73102

Rule 14a-8 Proposal

Dear Mr. Nichols,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to olmsted7p *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden
Rule 14a-8 Proposal Proponent since 1996

December 7, 2009
Date

cc: Janice A. Dobbs <Janice.dobbs@dvn.com>
Corporate Secretary
PH: 405 235-3611
FX: 405 552-4550

[DVN: Rule 14a-8 Proposal, December 9, 2009]

3 [Number to be assigned by the company] – **Adopt Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal to the fullest extent permitted by law. This includes each 67% supermajority provision in our charter and/or bylaws.

Currently a 1%-minority can frustrate our 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain due to un-voted shares. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal topic also won from 74% to 88% support at the following companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents of these proposals included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk," "Very High Concern" for our takeover defenses and "Very High Concern" for executive pay – $38 million for Larry Nichols and $15 million for John Richels. Options, like $6 million in options to Larry Nichols, which vest with the passage of time raised concerns over the link between executive pay and company performance since small increases in the stock price can result in a large windfall. The disadvantages of restricted stock awards, like the $6 million to Larry Nichols, was that they provided rewards whether our stock price was up or down.

Larry Nichols also received $10 million in pension benefits in three years. Compare this to the pensions of some of our 5,000 employees.

Two directors were beyond age 72 and this was compounded by other problems. Robert Howard was designated as a "Flagged (Problem) Director" since he was on the board of McDermott International (MDR), which filed for bankruptcy. Thomas Ferguson had 27-years long-tenure as director (a strike against independence) and this was compounded by his assignment as our Lead Director and as chairman of our audit committee – both of which demand independence.

Our board was the only significant directorship for four of our 9 directors. This could indicate a significant lack of current transferable director experience of nearly half of our board.

We also had no shareholder right to ratify executive pay, act by written consent, call a special meeting, cumulative voting or an independent board chairman. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]

---

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

**Exhibit B**

**RTS Letter**

# RAM TRUST SERVICES

January 4, 2010

John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

To Whom it May Concern,

As introducing broker for the account of John Chevedden, held with Northern Trust as custodian, Ram Trust Services confirms that John Chevedden has continuously held no less than 50 shares for the following security since November 7, 2008:

- Devon Energy Corporation (DVN)

I hope this information is helpful and please feel free to contact me via telephone or email if you have any questions (direct line: (207) 553-2923 or email: mpage@ramtrust.com). I am available Monday through Friday, 8:00 a.m. to 5:00 p.m. EST.

Sincerely,

Meghan Page

Meghan M. Page
Assistant Portfolio Manager

| Post-it® Fax Note 7671 | Date 1-4-10 | # of pages ▶ |
|---|---|---|
| To Janice Dobbs | From John Chevedden | |
| Co./Dept. | Co. | |
| Phone # | Phone # *** FISMA & OMB Memorandum M-07-16 *** | |
| Fax # 405-552-4550 | Fax # | |

**Exhibit C**

***Apache Corporation v. Chevedden***

**IN THE UNITED STATES DISTRICT COURT**
**FOR THE SOUTHERN DISTRICT OF TEXAS**
**HOUSTON DIVISION**

| | | |
|---|---|---|
| APACHE CORPORATION, | § | |
| | § | |
| Plaintiff, | § | |
| | § | |
| VS. | § | CIVIL ACTION NO. H-10-0076 |
| | § | |
| JOHN CHEVEDDEN, | § | |
| | § | |
| Defendant. | § | |

**MEMORANDUM AND ORDER**

This court is asked to decide whether the proof of stock ownership that John Chevedden submitted to Apache Corporation satisfies the requirements of S.E.C. Rule 14a-8(b)(2). This rule requires a shareholder submitting a proposal for the company to include in its proxy materials to prove that he is eligible. A company may exclude a shareholder proposal from its proxy materials if the shareholder fails to present timely and adequate proof of eligibility. Apache seeks a declaratory judgment that it may exclude a proposal submitted by Chevedden from the proxy materials it will distribute to shareholders before Apache's annual shareholder meeting on May 6, 2010. The only issue is whether Chevedden has met the requirements for showing stock ownership under S.E.C. Rule 14a-8(b)(2), 17 C.F.R. § 240.14a-8(b)(2).

Chevedden is not listed as a shareholder in Apache's records. Chevedden sent Apache four letters, three from Ram Trust Services ("RTS"), which Chevedden asserts is his "introducing broker," certifying that Chevedden was the beneficial owner of Apache stock, and another from Northern Trust Company, certifying that it held Apache stock as "master custodian" for RTS. Northern Trust is a participating member of the Depository Trust Company ("DTC"). In its "nominee name," Cede & Co., the DTC is listed as the owner of Apache's shares in the company's records. Apache's records do not identify the beneficial owners of the shares held in the name of Cede & Co. Chevedden argues that Rule 14a-8(b)(2) was satisfied by a letter from RTS, his "introducing broker." *Id.* Apache argues that Rule 14a-8(b)(2) required Chevedden to prove his stock ownership by obtaining a confirming letter from the DTC or by becoming a registered owner of the shares. Apache has moved for a declaratory judgment that it may exclude Chevedden's shareholder proposal from the proxy materials because he failed to do either. (Docket Entry No. 11). Chevedden has responded and asked for a declaratory judgment that his proposal met the Rule 14a-8(b)(2) requirements. (Docket Entry No. 17).[1] Apache has replied. (Docket Entry No. 18).

Based on the motion, response, and reply; the record; and the applicable law, this court grants Apache's motion for declaratory judgment and denies Chevedden's motion. The ruling is narrow. This court does not rule on what Chevedden had to submit to comply with Rule 14a-8(b)(2). The only ruling is that what Chevedden did submit within the deadline set under that rule did not meet its requirements.

The reasons for this ruling are explained below.

## I. Background

### A. Proof of Securities Ownership

It has been decades since publicly traded companies printed separate certificates for each share, sold them separately to the individual investors, kept track of subsequent sales of the shares, and maintained comprehensive lists identifying the shareholders, the number of the shares they held, and the duration of their ownership. Nor are securities certificates any longer traded directly by brokers on exchanges, with the shares recorded in the brokers' "street name" in a company's

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[1] At a hearing held on February 11, Chevedden objected to this court exercising personal jurisdiction over him. (Docket Entry No. 10). Apache filed a brief on that issue. (Docket Entry No. 12). In his brief on the merits, however, Chevedden stated that he is no longer challenging personal jurisdiction. (Docket Entry No. 17).

records. The volume, speed, and frequency of trading required a different system. In 1975, Congress, amended the Securities Exchange Act of 1934. The amendments were based on four explicit findings:

> (A) The prompt and accurate clearance and settlement of securities transactions, including the transfer of record ownership and the safeguarding of securities and funds related thereto, are necessary for the protection of investors and persons facilitating transactions by and acting on behalf of investors.
>
> (B) Inefficient procedures for clearance and settlement impose unnecessary costs on investors and persons facilitating transactions by and acting on behalf of investors.
>
> (C) New data processing and communications techniques create the opportunity for more efficient, effective, and safe procedures for clearance and settlement.
>
> (D) The linking of all clearance and settlement facilities and the development of uniform standards and procedures for clearance and settlement will reduce unnecessary costs and increase the protection of investors and persons facilitating transactions by and acting on behalf of investors.

15 U.S.C. § 78q-1(a)(1). Congress directed the S.E.C. to create a "national system for prompt and accurate clearance and settlement in securities." 15 U.S.C. § 78q-1(a)(2)(A)(i). Clearing agencies became subject to S.E.C. regulation and uniform procedures. After the amendments were passed, the two national securities exchanges—the New York Stock Exchange and the American Stock Exchange—as well as, the National Association of Securities Dealers, which operated the over-the-counter trading market, merged their subsidiary clearing agencies into one larger entity, called the National Securities Clearing Corporation ("NSCC"). The S.E.C. permitted the NSCC to register as a clearing agency, provided that it established links with the regional clearing agencies. The S.E.C. found that this was "an essential step toward the establishment, at an early date, of a comprehensive

network of linked clearance and settlement systems and branch facilities with the national scope, efficiencies and safeguards envisioned by Congress in enacting the 1975 Amendments."[2]

A parallel development to centralizing clearing operations was the establishment of the Depository Trust Company ("DTC") in 1973. The DTC is the nation's only securities depository.[3] A securities depository is "a large institution that holds only the accounts of 'participant' brokers and banks and serves as a clearinghouse for its participants' securities transactions." *Delaware v. New York*, 507 U.S. 490, 495, 113 S. Ct. 1550 (1993). Although the DTC is also an S.E.C.-registered clearing corporation, 3 THOMAS LEE HAZEN, THE LAW OF SECURITIES REGULATION § 14.2[2], at 99 n. 48, its primary purpose is to improve trading efficiency by "immobilizing" securities, or retaining possession of securities certificates even as they are traded. According to its website, the DTC holds nearly $34 trillion worth of securities in participants' accounts. When a securities transaction occurs, the DTC changes, in its own records, which participant broker or bank "owns" the securities. The company's records, however, reflect that these securities are owned in street name, under the DTC's "nominee name" of Cede & Company. *Delaware*, 507 U.S. at 495, 113 S. Ct. 1550; *In re Color Tile Inc.*, 475 F.3d 508, 511 (3d Cir. 2007). Neither the company nor the DTC records the identity of the beneficial owner of the shares unless that owner is registered as such.

One result—and major advantage—of this process is "netting." Participating brokers that have engaged in multiple transactions in the same securities in a trading day will report only the net

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[2]In the Matter of the Application of the National Securities Clearing Corporation for Registration as a Clearing Agency, Release No. 13163, File No. 6000-15, 1977 WL 173551 (Jan. 13, 1977).

[3]Marcel Kahan & Edward Rock, *The Hanging Chads of Corporate Voting*, 92 GEO. L.J. 1227, 1238 n. 50 (2008).

change in their ownership to the DTC.[4] The DTC and the NSCC are now subsidiaries of the same holding company, the Depository Trust & Clearing Corporation ("DTCC"). The functions of each entity are integrated as well. "The changes in beneficial ownership of securities resulting from transactions that are cleared and settled at NSCC are implemented by book-entry transfers among brokers' accounts at DTC." *Whistler Investments, Inc. v. Depository Trust & Clearing Corp.*, 539 F.3d 1159, 1163 (9th Cir. 2008). Cede & Co. is the shareholder of record for a substantial majority of the outstanding shares of all publicly traded companies. *See In re FleetBoston Financial Corp. Securities Litigation*, 253 F.R.D. 315, 345 n. 32 (D.N.J. 2008) (quotations omitted).

There is at least one intermediary between the DTC and a retail investor such as Chevedden. A participating broker or bank sells securities to the DTC; a participating broker or bank on the other side buys from the DTC. A retail investor could be a direct client of the participating broker or bank, in which case the DTC and the participating broker or bank are the only intermediaries between the investor and the company. Frequently, however, there is a third financial institution, an "introducing" broker, which serves as an intermediary between the retail investor and the participating broker or bank.

One important part of this system is the Non-Objecting Beneficial Shareholders ("NOBO") list. When a company's shares are held in street name, S.E.C. rules require the DTC to provide the company, upon request, with a list of participants that hold its stock. Once the company has this DTC participant list, called a "Cede breakdown," it asks the participating banks and brokers on it to submit the names of beneficial owners to the company. This second list is the NOBO list. This is typically done through a centralized intermediary, Broadridge Financial Solutions, Inc., which

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[4]Gene N. Lebrun & Fred H. Miller, *The Law of Letters of Credit and Investment Securities Under the UCC–Modernization and Process*, 43 S.D. L. REV. 14, 28 (1998).

compiles the NOBO list. Beneficial owners may exclude themselves from this list by objecting, which is why the list includes only "Non-Objecting" shareholders. The NOBO list includes the name, address, and ownership position of each nonobjecting beneficial owner. The NOBO list is used to communicated with shareholders, primarily to distribute proxy materials . *See* 17 C.F.R. § 240.14b-1; *Sadler v. NCR Corp.*, 928 F.2d 48, 50 (2d Cir. 1991).[5] Approximately 75% of beneficial owners object to disclosing their information to the company.[6] But while the majority of institutional shareholders object to the disclosure, according to one report, an estimated 75% of individual shareholders do not object to inclusion on the list.[7] Nonetheless, the company will never discover the identity of many of its beneficial owners. The company must communicate with those shareholders through Broadridge and the intermediary financial institutions.

**B. Shareholder Proposals**

Before a public company holds its annual shareholders' meeting, it must distribute a proxy statement to each shareholder. A proxy statement includes information about items or initiatives on which the shareholders are asked to vote, such as proposed bylaw amendments, compensation or pension plans, or the issuance of new securities. 2 HAZEN, *supra,* § 10.2, at 83-90. The proxy card, on which the shareholder may submit his proxy, and the proxy statement together are the "proxy materials." *See* 17 C.F.R. § 240.14a-8(j).

Within this framework, the rules governing proxy solicitation for director voting are different than those governing proxy solicitation for voting on other proposals. *See* 17 C.F.R. §

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[5] *See also* Alan L. Beller & Janet L. Fisher, *The OBO/NOBO Distinction in Beneficial Ownership, Council of Institutional Investors* (Feb. 2010), *available at* http://www.cii.org.

[6] Kahan & Block, *supra* note 3, at 75.

[7] Katten Munchin Rosenman LLP, *Frequently Asked Questions Regarding the SEC's NOBO-OBO Rules and Companies' Ability to Communicate with Retail Shareholders*, *available at* http://www.kattenlaw.com.

240.14a-8(i)(6). This case involves a proposed shareholder resolution. A shareholder wishing to submit a proposed shareholder resolution may solicit proxies in two ways. First, he may pay to issue a separate proxy statement, which must satisfy all the disclosure requirements applicable to management's proxy statement. *See* HAZEN, *supra*, § 10.2, at 85-89. Second, a shareholder may force management to include his proposal in management's proxy statement, along with a statement supporting the proposal, at the company's expense. *See id.* § 10.8[1][A] at 136-37. Regulations promulgated under the Securities Exchange Act of 1934 apply to this second method. *See* 17 C.F.R. § 240.14a-8 ("This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders.").

Rule 14a-8 is written in a question-and-answer format. It informs shareholders that "in order to have your proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the [S.E.C.]." *Id.*

Many of these reasons for exclusion are substantive. Among other reasons, a proposal may be excluded if it would cause the company to violate the law, if it relates only to a personal grievance against the company, if it is beyond the company's authority, or if it relates to the company's "ordinary business operations." 17 C.F.R. § 240.14a-8(i). The company may also exclude proposals that violate the procedural requirements set out in the S.E.C. rules. These procedural requirements include a 500-word limit, a filing deadline, and a limit to one proposal per shareholder per meeting. 17 C.F.R. § 240.14a-8(c)-(e). Finally, the company may exclude a proposal if the submitter does not satisfy the eligibility requirements. The requirements limit those submitting proposals to holders of "at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting." 17 C.F.R. § 240.14a-8(b)(1). The shareholder must have owned at least that amount of securities continuously for one year as of the date he submits the proposal to the company and must continue to do so through the date of the shareholder meeting. *Id.*

Rule 14a-8(b)(2) sets out two ways for a shareholder who is not a registered owner to establish eligibility. Only the first of those ways is relevant here. The rule states:

> If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, *if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own.* In this case, at the time you submit your proposal, *you must prove your eligibility* to the company in one of two ways [only the first of which is relevant]:
>
> > (i) The first way is to submit to the company a *written statement from the "record" holder of your securities (usually a broker or bank)* verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. . . .

17 C.F.R. § 240.14a-8(b)(2) (emphasis added).[8]

If a shareholder's proposal is procedurally deficient or the shareholder has not submitted proper proof of ownership, the company may exclude it only after giving the shareholder notice and

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[8]The Rule was amended in 1998, to recast it in question-and-answer format. This amendment added the "usually a bank or broker" language. The prior amendment, in 1987, was accompanied by a note stating that a shareholder should submit " a written statement by a record owner or an independent third party, such as a depository or broker-dealer holding the securities in street name." S.E.C. Release No. 34-25217, 52 FR 489 48977-01, 1987 WL 153779 (Dec. 29, 1987). The notes to the 1998 amendment did not state that a substantive change to Rule 14a-8(b)(2) was intended. S.E.C. Release No. 34-40018, 63 FR 29106-01, 1998 WL 266441 (May 28, 1998).

an opportunity to correct the deficiency. 17 C.F.R. § 240.14a-8(f)(1). The company must notify the shareholder of the problem in writing within 14 days of receiving the proposal and inform the shareholder that he has 14 days to respond. *Id.* If after the response date the company decides to exclude a proposal, it must notify the S.E.C. of its reasons for doing so no later than 80 days before the company files its proxy materials with the S.E.C. 17 C.F.R. § 240.14a-8(j). The shareholder is entitled to file with the S.E.C. his arguments for including the proposal. 17 C.F.R. § 240.14a-8(k). The burden is on the company to demonstrate to the S.E.C. that the proposal is properly excluded. 17 C.F.R. § 240.14a-8(g).

A company may ask the S.E.C. Department of Corporate Finance staff for a no-action letter to support the exclusion of a proposal from proxy materials. Although no-action letters are not required, "virtually all companies that decide to omit a shareholder proposal seek a no-action letter in support of their decision."[9] The S.E.C. receives hundreds of requests for no-action letters each year. HAZEN, *supra*, § 10.8[1][A], at 138. The company submits the proposal and its reasons for exclusion to the S.E.C. staff, seeking a letter stating that the staff will not recommend enforcement action to the S.E.C. if the company chooses to exclude the proposal. The shareholder often responds with his own submission. The staff will issue a brief letter stating either that it will not recommend enforcement action ("no action") or that it is "unable to concur" with the company. This advice comes with a lengthy disclaimer, entitled "Division of Corporate Finance Informal Procedures Regarding Shareholder Proposals." (Docket Entry No. 11, Ex. 11). It states:

> The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must

[9] Donna M. Nagy, *Judicial Reliance on Regulatory Interpretation in S.E.C. No-Action Letters: Current Problems and a Proposed Framework*, 83 CORNELL L. REV. 921, 989 (1998).

> comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.
>
> Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.
>
> It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

(*Id.*).

### C. Chevedden's Proposal

The events giving rise to this dispute began on November 8, 2009, when Chevedden, a retired Hughes Aircraft employee living in Redondo, Beach, California, sent an e-mail to Cheri Peper, the Corporate Secretary of Apache Corporation. (Docket Entry No. 11, Ex. 1). Apache is an oil and gas company based in Houston and incorporated in Delaware. The November 8 e-mail attached a "Rule 14a-8 Proposal" and a cover letter. The cover letter was addressed to Raymond Plank, Apache's Chairman, and stated:

> This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting.[10] Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.
>
> In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicated via email to olmsted7p (at) earthlink.net.
>
> Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to olmsted7p (at) earthlink.net.

(*Id.* at 2). The proposal was a shareholder resolution that "our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws." (*Id.* at 3). The resolution called for changing the 80% supermajority requirements for amending particular provisions of the charter and bylaws. (*Id.*). The record does not show an Apache response to this e-mail.

Chevedden sent another Apache another e-mail on Friday, November 27, 2009, this time copying the Office of the Chief Counsel in the S.E.C.'s Division of Corporate Finance. (*Id.*, Ex. 2 at 1). Chevedden wrote: "Please see the attached broker letter. Please advise on Monday whether there are now any rule 14a-8 open items." (*Id.*). The attached broker letter, on the letterhead of Ram

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[10] Apache's 2010 annual shareholders' meeting is scheduled for May 6, 2010 in Houston.

Trust Services ("RTS"), was dated November 23, 2009 and signed by Meghan M. Page, Assistant Portfolio Manager. It stated:

> To Whom it May Concern,
>
> I am responding to Mr. Chevedden's requiest to confirm his position in several securities held in his account at Ram Trust Services. Please accept this letter as confirmation that John R. Chevedden has continuously held no less than 50 shares of the following security since November 7, 2008:
>
> - Apache Corp (APA)

(*Id.* at 2).

On December 3, 2009, Peper sent Chevedden a letter, presumably by fax or e-mail. (*Id.*, Ex. 3). The letter informed Chevedden that Apache had received his November 8 letter and the RTS letter. The letter stated:

> Based on our review of the information provided by you, our records and regulatory materials, we have been unable to conclude that the proposal meets the requirements for inclusion in Apache's proxy materials, and unless you can demonstrate that you meet the requirements in the proper time frame, we will be entitled to exclude your proposal from the proxy materials for Apache's 2010 annual meeting.
>
> . . .
>
> [W]e have been unable to confirm your current ownership of Apache stock, or the length of time that you have held the shares.
>
> Although you have provided us with a letter from RAM Trust Services, the letter does not identify the record holder of the shares or include the necessary verification. Apache has reviewed the list of record owners of the company's common stock, and neither you, nor RAM Trust Services are listed as an owner of Apache common stock. Pursuant to the SEC Rule 14a-8(b), since neither you nor RAM Trust Services is a record holder of the shares you beneficially own verifying that you continually have held the required amount of Apache common stock for at least one year as of the date of your submission of the proposal. As required by Rule 14a-8(f), you must provide us with this statement within 14 days of your receipt of this

> letter. We have attached to this notice of defect a copy of Rule 14a-8 for your convenience.

(*Id.* at 1-2). It is undisputed that neither Chevedden nor RTS appears on Apache's list of registered holders of common stock.

Chevedden responded to the letter by e-mail the same day, again copying the Division of Corporate Finance. The e-mail cited Rule 14a-8, which Chevedden "believed to state that a company must notify the proponent of any defect with 14-days of the receipt of a rule 14a-8 proposal – which was already acknowledged by the company to be almost a month ago." (*Id.*, Ex. 4). Peper responded on December 8, 2009, disagreeing with Chevedden's characterization of the 14-day rule. Peper referred to the language in Rule 14a-8(b)(2) stating that a shareholder must establish his eligibility at the time he submits his proposal, meaning that the 14-day period did not begin until Chevedden completed his submission by sending the November 23 RTS letter on November 27. Apache's December 3 response was within 14 days of that date. Peper then reminded Chevedden that, within 14 days of the December 3 defect letter, he had to submit "a written statement from the record holder of the shares you beneficially own verifying that you continually have held the required amount of Apache common stock for at least one year as of the date of your submission of the proposal." (*Id.*, Ex. 5).

On December 10, 2009, Chevedden sent Peper another e-mail, without copying the S.E.C. staff. This e-mail directed Peper to "see the attached broker letter" and to "advise tomorrow whether there are now any rule 14a-8 open items." (*Id.*, Ex. 6 at 1). The attached letter was dated December 10 and again signed by Meghan Page of RTS. It stated:

> To Whom it May Concern,
>
> As introducing broker for the account of John Chevedden, held with Northern Trust as custodian, Ram Trust Services confirms that John

> Chevedden has continuously held no less than 50 shares of the following security since November 7, 2008:
>
> - Apache Corp (APA)

(*Id.* at 2). It is undisputed that Northern Trust is not a registered shareholder listed in Apache's records.

On January 8, 2010, Apache sent notice to the S.E.C. staff (and to Chevdedden) that it intended to exclude Chevedden's proposal from its proxy materials for the 2010 annual meeting. Apache informed the staff that "[b]ecause an introducing broker is not a record holder of the shares of a company, the Company intends to exclude this proposal unless a U.S. District Court rules that the Company is obligated to include it in its 2010 Proxy Materials." (*Id.*, Ex. 7). Rather than seek a no-action letter from the staff, Apache filed this lawsuit the same day. The S.E.C. staff will not provide no-action letters when litigation is pending.[11] (Docket Entry No. 1).

On January 11, Chevedden sent the S.E.C. staff a response to Apache's letter. He attached the December 10 RTS letter and stated that it "appears to be consistent with the attached precedent of [the no-action letter issued in] *The Hain Celestial Group, Inc.* (October 1, 2008)." (*Id.*, Ex. 8). As discussed more fully below, in *Hain Celestial*, the S.E.C. staff stated that "we are now of the view that a written statement from an introducing broker-dealer constitutes a written statement from the 'record' holder of securities, as that term is used in rule 14a-8(b)(2)(i)." Apache had attached the December 10 letter as an exhibit to its submission to the S.E.C. staff and, in its submission, had attempted to distinguish the *Hain Celestial* no-action letter. (*Id.*, Ex. 7).

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[11] Securities and Exchange Commission, Division of Corporate Finance Staff Legal Bulletin No. 14 (July 13, 2001), *available at* http://www.sec.gov/interps/legal/cfslb14.htm.

On January 22, 2010, Carolyn Haynes, an RTS Executive Assistant, e-mailed Peper two letters. The first was from Meghan Page of RTS, addressed to Peper and dated January 22. Page wrote:

> John R. Chevedden owns no fewer than 50 shares of Apache Corporation (APA) and has held them continuously since November 7, 2008.
>
> Mr. Chevedden is a client of Ram Trust Services ("RTS"). RTS acts as his custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acts as master custodian for RTS. Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.
>
> Mr. Chevedden individually meets the requirements set forth in rule 14a-8(b)(1). To repeat, these shares are held by Northern Trust as master custodian for RTS. All of the shares have been held continuously since at least November 7, 2008, and Mr. Chevedden intends to continue to hold such shares through the date of the Apache Corporation 2010 annual meeting.
>
> I enclose a copy of Northern Trust's letter dated January 22, 2010 as proof of ownership in our account for the requisite time period. Please accept this telefax copy as the original was sent directly to you from Northern Trust.

(*Id.*, Ex. 9 at 2). The Northern Trust letter, signed by Rhonda Epler-Staggs, was also dated January 22 and addressed to Peper. It stated:

> The Northern Trust Company is the custodian for Ram Trust Services. As of November 7, 2009, Ram Trust Services held 183 shares of Apache Corporation CUSIP# 037411105.
>
> The above account has continuously held at least 50 shares of Apache common stock for the period of November 7, 2008 through January 21, 2010.
>
> Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.

(*Id.* at 3). The parties agree that Apache has not received any letter from the DTC or Cede & Co., the registered owner of any Apache stock Chevedden owns. There is nothing in the record to suggest that Apache attempted to obtain a NOBO list to determine whether Chevedden was included. Apache has submitted into the record two lists it obtained from the DTC. These are "Cede breakdowns," one from March 18, 2009 and the other from March 5, 2010, of DTC participating brokers or banks that hold Apache stock on behalf of beneficial owners or on behalf of brokers and their beneficial owners. (Docket Entry No. 18, Exs. 26, 27). Northern Trust appears on both lists. RTS is not a participant in the DTC and as a result is not included on the list. Beneficial owners are also not included.

Because of the impending annual meeting, this case has proceeded on an expedited basis. After filing its complaint on January 8, 2010, Apache filed a motion for a speedy hearing on January 14, informing this court that the proxy materials had to be finalized by March 10, 2010. (Docket Entry No. 3). At the hearing, this court overruled Chevedden's objection to the method of service and set a briefing schedule. (Docket Entry Nos. 10, 14). The parties complied.

Apache filed briefs on February 15, 2010. (Docket Entry Nos. 11, 12). Chevedden responded on March 4, 2010. (Docket Entry No. 17), stating that he was no longer contesting personal jurisdiction. In the response, Chevedden did not argue that Apache's deficiency notice was untimely. With this court's permission, the United States Proxy Exchange filed an *amicus curiae* brief on March 5, 2010. (Docket Entry No. 19). Apache filed a reply. (Docket Entry No. 20). On March 10, 2010, Chevedden submitted a brief styled as a "Motion for Summary Judgment" to this court's case manager by e-mail, with a copy to Apache. Apache filed a response the same day. (Docket Entry No. 20). The only issue before this court is whether, under Rule 14a-8, Chevedden has provided Apache with proper proof of his eligibility to submit proposals. If he has, Apache must include the proposal in its proxy materials.

## II. Analysis

Because most Rule 14a-8 disputes are resolved cooperatively or through the no-action process, there is little case law. *See* 2 HAZEN, *supra*, § 10.8[1][A], at 138. Indeed, the parties have not identified, and research has not revealed, judicial opinions deciding what proof of stock ownership is required for eligibility under Rule 14a-8(b)(2). In this case, unlike others, *see Apache Corp. v. New York City Employees Ret. Sys.*, 621 F. Supp. 2d 444 (S.D. Tex. 2008), the S.E.C. has not been asked to issue a no-action letter. In presenting their arguments, the parties rely on four sources of authority: the Rule; S.E.C. staff legal bulletins; S.E.C. staff no-action letters; and the policy reasons for the Rule.

The text of Rule 14a-8(b)(2), in its question-and-answer format, instructs a shareholder who is not "the registered holder" that "you must prove your eligibility to the company." 17 C.F.R. 240.14a-8(b)(2). The parties agree that Chevedden is not the registered holder of his shares. The rule instructs him to "submit to the company a written statement from the 'record' holder of [his] securities (usually a broker or bank) verifying that" he satisfies the eligibility requirements. *Id.* Apache argues that the unambiguous meaning of this language is that shareholders must submit a letter from the entity actually registered on the company's books. Under this interpretation, Chevedden would have to obtain a letter from the DTC or Cede & Co.

Chevedden points to the language explaining that a "record" holder is "usually a broker or bank." Neither the DTC nor Cede & Co., which "usually" is the registered owner named on a company's shareholder list, is a broker or bank. This suggests that Apache's reading of the word "record" is too narrow. The parenthetical statement that the "'record' holder" is usually a broker or bank is inconsistent with reading the rule to require a letter from the DTC or Cede & Co.[12] It also weighs against Apache's interpretation that the Rule uses the word "registered" to describe shareholders who do not need take any additional steps to prove eligibility. A "registered" holder's "name appears in the company's records as a shareholder." 17 C.F.R. § 2 40.14a-8(b)(2). If the Rule meant that a shareholder needed a letter from the "street name" holder (usually Cede & Co.) listed in the company records, the Rule would have asked for a letter from the "registered holder," not the "'record' holder." The Rule text does not support Apache's proposed narrow reading.[13]

The next cited source of authority is guidance issued by the S.E.C. staff. Staff Legal Bulletin No. 14, issued on July 14, 2001, is set out in a question-and-answer format. Section C.1.c(1) states:

> Q: Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?
>
> A: The written statement must be from the *record holder of the shareholder's securities, which is usually a broker or bank.* Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

Securities and Exchange Commission, Division of Corporate Finance Staff Legal Bulletin No. 14 (July 13, 2001) (emphasis added), *available at* http://www.sec.gov/interps/legal/cfslb14.htm. An

[12]The S.E.C.'s notes to the 1987 Rule amendments provides further support for this conclusion. It stated that, under the prior text of the Rule, proof could be supplied by a "record owner or an independent third party, such as a depository or broker-dealer holding the securities in street name." S.E.C. Release No. 34-25217, 52 FR 489 48977-01, 1987 WL 153779 (Dec. 29, 1987). There is no evidence that the 1998 amendments were intended to make substantive changes to this interpretation.

[13]As Apache states in its reply brief, the S.E.C. rules elsewhere provide a definition of "record holder," but limit the applicability of the definition to Rules 14a-13, 14b-1, and 14b-2. The definition does not apply to Rule 14a-8. 17 C.F.R. § 2 40.14a-1(b)(1).

update, Bulletin No. 14B, issued on September 15, 2004, repeats the Rule language, advising companies to include the language in their notices of defect. S.E.C., Division of Corporate Finance Staff Legal Bulletin No. 14B (Sept. 15, 2004), *available at* http://www.sec.gov/interps/legal/cfslb14b.htm. These bulletins do not add significant clarity. The information that an investment adviser's statement is insufficient unless the adviser is also the record holder—which, again, is "usually a broker or bank"—does not address who is a "'record' holder."

The next source of cited authority is no-action letters issued by the S.E.C. staff. "[N]o-action letters are nonbinding, persuasive authority." *Apache*, 621 F. Supp. 2d at 449 (noting that the proper weight to accord no-action letters was an issue of first impression in the Fifth Circuit and adopting Second Circuit precedent).[14] Even if the S.E.C. staff has spoken, "a court must independently analyze the merits of a dispute." *Apache*, 621 F. Supp. 2d at 449 (citing *New York City Employees' Ret. Sys. v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992)). "Because the staff's advice on contested proposals is informal and nonjudicial in nature, it does not have precedential value with respect to identical or similar proposals submitted to other issuers in the future."[15] "[R]egulatory interpretations in no-action letters may nonetheless enlighten a court struggling with ambiguous provisions in federal securities statutes or S.E.C. rules." Nagy, *supra* note 9, at 996. Although this court is not bound by S.E.C. staff determinations made in no-action letters, the letters are "persuasive" authority.

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[14] *See also Amalgamated Clothing & Textile Workers Union v. S.E.C.*, 15 F.3d 254, 257 (2d Cir. 1994); Nagy, *supra* note 9, at 989 (Because "deference principles assume that the responsible administrative agency has authoritatively interpreted a regulatory provision, . . .neither *Chevron* nor *Seminole Rock* mandate judicial deference to regulatory interpretations in staff no-action letters that the Commission has neither reviewed nor affirmed." (quotations and alterations omitted)).

[15] Statement of Informal Procedures for the Rendering of Staff Advice with Respect to Shareholder Proposals, S.E.C. Release No. 34-12599, 1976 WL 160411 (July 7, 1976).

Apache argues that the S.E.C. staff has consistently found that a letter from a broker stating that an individual or institution owned a certain amount of a specific stock on certain dates is insufficient to satisfy Rule 14a-8(b)(2). Apache argues that when companies have asserted their intent to exclude a proposal submitted by a shareholder who has a letter from a broker not listed on the company's shareholder list, the S.E.C. staff will recommend no enforcement action. Apache cites a number of letters that have reached this conclusion. For example, in *JP Morgan Chase & Co*, 2008 WL 486532 (Feb. 15, 2008), Chevedden presented a proposal on behalf of Kenneth Steiner. In response to a deficiency notice based on Rule 14a-8(b), Chevedden submitted a letter from DJF Discount Brokers stating that it was the "introducing broker for the account of Kenneth Steiner . . . held with National Financial Servcies Corp. as custodian" and certifying that Steiner met the ownership requirements. *Id.* at *3. The S.E.C. staff attorney found this broker letter insufficient proof of ownership under the Rule. He wrote:

> While it appears that the proponent provided some indication that he owned shares, it appears that he has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1% in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that JPMorgan Chase failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in JPMorgan Chase's request for additional information from the proponent. Accordingly, unless the proponent provides JPMorgan Chase with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

*Id.* at *1. Other no-action letters from 2008 and earlier, many issued in response to requests involving Chevedden, have also concluded that letters from introducing brokers are insufficient. *See, e.g., Verizon Communications, Inc.*, 2008 WL 257310 (Jan 25. 2008); *MeadWestvaco Corp*,

2007 WL 817472 (Mar. 12, 2007); *Clear Channel Communications*, 2006 WL 401184 (Feb. 9, 2006); *AMR Corp.*, 2004 WL 892255 (Mar. 15, 2004).

According to Apache, the S.E.C. staff's single deviation from this consistent approach was what Apache calls the "rogue" no-action letter issued in *Hain Celestial Group*, 2008 WL 4717434, (Oct. 1, 2008). In *Hain Celestial*, Chevedden once again wrote on behalf of Kenneth Steiner, who submitted a shareholder proposal. The company sent a deficiency notice based on Rule 14a-8(b). Chevedden then submitted a letter from DJF signed by its president, Mark Filberto. The letter stated that DJF was the introducing broker for Steiner and that his shares were held by National Financial Services as custodian. *Id.* at *5-6. In submitting a no-action request, Hain Celestial made arguments similar to those advanced here by Apache. Hain Celestial cited the *JP Morgan*, *Verizon*, and *MeadWestvaco* no-action letters to argue that a letter from DJF as "introducing broker" was insufficient to satisfy the "record" holder requirement. *Id.* at *6. The S.E.C. staff attorney issued an unusually detailed letter. He wrote:

> We are unable to concur in your view that The Hain Celestial Group may exclude the proposal under rules 14a-8(b) and 14a-8(f). After further consideration and consultation, *we are now of the view that a written statement from an introducing broker-dealer constitutes a written statement from the "record" holder of securities, as that term is used in rule 14a-8(b)(2)(i).* For purposes of the preceding sentence, an introducing broker-dealer is a broker-dealer that is not itself a participant of a registered clearing agency but clears its customers' trades through and establishes accounts on behalf of its customers at a broker-dealer that is a participant of a registered clearing agency and that carries such accounts on a fully disclosed basis. *Because of its relationship with the clearing and carrying broker-dealer through which it effects transactions and establishes accounts for its customers, the introducing broker-dealer is able to verify its customers' beneficial ownership.* Accordingly, we do not believe that The Hain Celestial Group may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

*Id.*(emphasis added).

Apache argues that this letter is "wrong and should not be followed," that it conflicts with the "unambiguous" requirement in Rule 14a-8(b)(2), and that it is "inconsistent with the staff's long and otherwise unblemished line of no-action letters," issued before and after *Hain Celestial.*

The argument that Rule 14a-8(b)(2) is unambiguous is not persuasive. And a closer examination of S.E.C. staff letters shows that *Hain Celestial* was not a "rogue" position. The *Hain Celestial* no-action letter was neither the first or last letter in which the S.E.C. staff declined to agree that a letter from the registered owner was required under Rule 14a-8(b)(2).

In *AIG*, 2009 WL 772853 (Mar. 13, 2009), for example, the S.E.C. staff wrote that it was "unable to concur" with AIG's position that a proposal advanced by Kenneth Steiner, with Chevedden as his representative, should be excluded under Rule 14a-8(b). Chevedden had submitted a letter from DJF Discount Brokers stating that it was the "introducing broker" for Steiner, that Steiner was the beneficial owner of an appropriate amount of AIG stock for an appropriate length of time, and that National Financial Services Corp. was the "custodian" of Steiner's securities. *Id.* at *4-5. Although the S.E.C. staff did not cite *Hain Celestial*—the no-action letters rarely cite precedent—the refusal to issue a no-action letter was consistent with *Hain Celestial.* Indeed, the facts were similar.

In another *post-Hain Celestial* case in which Chevedden represented Kenneth Steiner and submitted a similar letter from DJF Discount Brokers, the S.E.C. staff also declined to issue a no-action letter. *Schering-Plough Corp.*, 2009 WL 926913 (Apr. 3, 2009). The S.E.C. staff reached the same result in two other cases in which Chevedden was a representative of shareholder proponent William Steiner and had submitted broker letters from DJF Discount Brokers. *Schering-*

*Plough Corp.*, 2009 WL 975142 (Apr. 3, 2009); *Intel Corp.*, 2009 WL 772872 (Mar. 13, 2009). In these three cases, the company's Rule 14a-8(b) objection was that Chevedden, who owned no shares, was the actual proponent of the shareholder proposal, not Steiner. In concluding that there was no basis for exclusion under Rule 14a-8(b), the S.E.C. staff presumably would have had to find that Steiner was the proponent and that the broker letter was sufficient to establish his stock ownership under Rule 14a-8(b)(2).

In an interesting post-*Hain Celestial* case not involving Chevedden, *Comerica Inc.*, 2009 WL 800002 (Mar. 9, 2009), the company sought to exclude a shareholder proposal by the Laborers National Pension Fund because, among other reasons, the Fund had not provided adequate proof of stock ownership. The Fund provided a letter from U.S. Bank confirming that it held an adequate amount of Comerica stock on behalf of the Fund as beneficial owner. In a letter to the S.E.C., the Fund stated:

> Comerica argues that U.S. Bank was not the record holder of any Company stock because the securities were held through CEDE & Co. This argument has consistently been rejected by the Staff and should be rejected here. *See Equity Office Properties Trust* (March 28, 2003); *Dillard Dept. Stores, Inc.* (March 4, 1999).

*Comerica Inc.*, 2009 WL 800002, at *3 (Mar. 9, 2009). The S.E.C. staff found no basis for excluding the proposal under Rule 14a-8(b). The Fund's citations to earlier letters are accurate and helpful. In *Equity Office Properties Trust*, 2003 WL 1738866 (Mar. 28, 2003), the S.E.C. staff found no basis for excluding a shareholder proposal from the Service Employees International Union, which had submitted a letter from Fidelity Investments confirming that the Union was the beneficial owner of shares "held of record by Fidelity Investments through its agent National Financial Services." *Id.* at *15. The Union's letter to the S.E.C. staff observed: "Despite the nearly universal practice by institutional shareholders of employing an agent such as the Depository Trust Company ("DTC") or NFS, the Rule indicates that the record owner from whom a statement must be obtained is usually a broker or bank. It is unlikely that the Commission was unaware of the ubiquity of agents when it drafted the Rule." The company's letter, which failed to persuade the S.E.C. staff, argued that the Fidelity letter was insufficient because Fidelity was not the registered owner and that it was inappropriate to require the company to determine whether National Financial Services was in fact Fidelity's agent. *Id.* at *14.

Several years earlier, in *Dillard Department Stores, Inc.*, 1999 WL 129804 (Mar. 4, 1999), the S.E.C. staff also stated that it did not believe there was a basis for exclusion under Rule 14a-8(b). The shareholder proponent in that case, an investment fund, submitted a statement from the Amalgamated Bank of New York that the fund's "shares are held of record by the Amalgamated Bank of New York through its agent, CEDE, Inc." *Id.* at *4. Because no letter was submitted from Cede & Co., Dillard's argued to the S.E.C. staff that there was insufficient proof of ownership. In its letter to the S.E.C., the fund argued that it was inconsistent with the text of Rule 14a-8(b)(2) to require a letter from Cede & Co. The argument was that because the Rule placed the term "record" in quotations and stated that the "'record' holder" would usually be a broker or bank, it would be anomalous to require a letter from Cede & Co., which is not a bank or broker and is the registered holder of most securities. "Beneficial owners generally have a relationship with their broker or bank; requiring investors to obtain a letter from an agent of their broker or bank would needlessly complicate the process and encourage the sort of petty games-playing in which Dillard's is engaging here." *Id.* at *3. The S.E.C. staff sided with the fund.

The letters Apache cites to show that the S.EC. staff retreated from its *Hain Celestial* position do not provide support for that proposition. *See EQT Corp.*, 2010 WL 147295 (Jan. 11, 2010); *Microchip Tech., Inc.*, 2009 WL 1526972 (May 26, 2009); *Schering-Plough Corp.*, 2009 WL 890012 (Mar. 27, 2009); *Omnicom Group*, 2009 WL 772864 (Mar. 16, 2009). In these cases, the shareholder seeking to have a proposal included in the company's proxy materials received a deficiency notice but either failed to submit documents intended to prove ownership or failed to do so within the 14-day period provided by the rules. Other recent S.E.C. letters finding a basis for exclusion under Rule 14a-8(b)(2) when a broker letter was submitted are consistent in that there were defects in the broker letter that warranted exclusion. *See, e.g., Continental Airlines, Inc.*, 2010 WL 387513 (Feb. 22, 2010) (shares listed in broker letter amounted to less than $2,000 in value); *Pfizer, Inc.*, 2010 WL 738739 (Feb. 22, 2010) (broker letter was never received by company and was dated three days before submission of the proposal, making it incapable of establishing ownership for a year as of the actual submission date); *Intel Corp.*, 2009 WL 5576306 (Feb. 3, 2010) (broker letter was dated 18 days after deficiency notice, received by the proponent 26 days late, and received by the company 31 days late). These no-action letters all involved broker letters that were deficient for reasons other than the nature of the broker submitting them. These no-action letters do not provide a basis for believing that the S.E.C. staff's reading of Rule 14a-8(b)(2) has changed since *Hain Celestial*. *See Pioneer Natural Resources Co.*, 2010 WL 128070 (Feb. 12, 2010) (finding no basis for exclusion when the proponent, a union pension fund, had submitted a broker letter from AmalgaTrust, which was not a registered shareholder, stating that it served as "corporate co-trustee and custodian for the [pension fund] and is the record holder for 1,180 shares of [company] common stock held fore the benefit of the Fund.").

The S.E.C. staff's position in *Hain Celestial* and the similar letters is more consistent with the text of Rule 14a-8(b)(2) than the position Apache advances, that the Rule requires confirming letters from the DTC or Cede & Co. Apache argues that the DTC does offer letters certifying a shareholder's beneficial stock ownership and attaches examples to its reply brief. But these examples show that the DTC will only process letter requests forwarded to it by participants, not by beneficial owners. The record does not show how long it takes shareholders to obtain such letters, especially when they are not direct clients of a DTC participant. The documents Apache attached to its reply brief show that the DTC bases its response to such requests on information supplied by the participant. The responses state that the DTC is a "holder of record" of the company's common stock and that the "DTC is informed by its Participant" that a certain amount of shares "credited to the Participant's DTC account are beneficially owned by [John Doe], "a customer of Participant." (*See* Docket Entry No. 18, Exs. 21-24). The responses provide no indication that the DTC presents information about beneficial owners other than what is submitted by the participant for the purpose of preparing the letter. Nor is there information on how the participant obtains information about beneficial owners when the participant's customer is not the beneficial owner but the broker for the owners. And as a practical matter, because of the "netting" system, in which DTC members report only the net change in their ownership at the end of the day rather than the details of each transaction between members, the DTC could not accurately certify that a participating broker—let alone that broker's client—had held a sufficient number of shares continuously for a year to comply with the Rule. If a participating broker sold all its Apache shares one morning, its continuous ownership would end, but if it bought all the shares back after lunch, the DTC might never know. Finally, as noted, the text of Rule 14a-8(b)(2), which was amended in 1998 (well after ascendency of the depository system), shows that the Rule does not envision companies receiving letters from the DTC (at least not *solely* from the DTC). It is not a "broker or bank." Rule 14a-8(b)(2) permits but does not require Chevedden to obtain a letter from the DTC.

This court need not decide whether the letter from Northern Trust, the DTC participant, in combination with the letter from RTS, met the Rule's requirements. The January 22 letters from RTS and Northern Trust were untimely. Any letters had to be submitted within 14 days of the December 3, 2009 deficiency notice. The only letters submitted within that period were the November 23 and December 10, 2009 RTS letters. The first letter stated that Chevedden had held no less than 50 shares of Apache stock in his account at RTS since November 7, 2008. The second letter stated that RTS was the "introducing broker for the account of John Chevedden" and that Northern Trust was the custodian of his Apache stock. (*Id.*, Ex. 6 at 2). The second is the type of letter the S.E.C. staff found adequate in *Hain Celestial*.[16] The present record does not permit the same result in this case.

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[16]Apache argues that this case is distinguishable from the facts in *Hain Celestial* because RTS was not a broker. Apache is correct that RTS does not appear on the SEC's list of registered broker-dealers, on the FINRA membership list, or on the SIPC membership list. But neither does DJF Discount Brokers, which submitted the broker letter in *Hain Celestial*. RTS's website and customer application indicate that an RTS subsidiary, Atlantic Financial Services of Maine, Inc ("AFS")., acts as the broker for RTS customers' securities transactions. AFS, which shares an address with RTS, is on the SEC, FINRA, and SIPC membership lists. Similarly, DJF's website states that it is a division of R&R Planning Group LTD. R&R appears on the SEC, FINRA, and SIPC membership lists.

The Rule requires shareholders to "prove [their] eligibility."[17] The parties agree that all Chevedden gave Apache as timely, relevant proof of ownership was the December 10 RTS letter. Apache has described its concerns about the reliability of the statements made in the RTS letter. It is not Apache's burden to investigate to confirm the statements or to engage in such steps as obtaining a NOBO list to provide independent verification of Chevedden's status as an Apache shareholder. Because of the limited nature of the NOBO list, Chevedden's absence from the list would not have been definitive. And even if Chevedden were on the list and the list indicated that he owned a sufficient number of shares, that would not have established that he had owned those shares continuously for a year.

RTS is not a participant in the DTC. It is not registered as a broker with the SEC, or the self-regulating industry organizations FINRA and SIPC. Apache argues that RTS is not a broker but an investment adviser, citing its registration as such under Maine law, representations on RAM's website, and federal regulations barring an investment adviser from serving as a broker or custodian except in limited circumstances. (Docket Entry No. 18 at 14-19). Chevedden disputes that RTS has not provided investment advice and that its "sole function is as a custodian." (Docket Entry No. 17 at 3). The record suggests that Atlantic Financial Services of Maine, Inc., a subsidiary of RTS that is also not a DTC participant, may be the relevant broker rather than RTS. Atlantic Financial

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[17]Apache points out that it was not until the January 22 letters that Chevedden gave any indication that his shares were held in Cede & Co.'s name. This argument is disingenuous. Without even looking at the shareholder list, the default assumption for a publicly traded company should be that Cede & Co. holds a beneficial owner's shares. DTCC publishes a list of DTC member banks and brokers on its website. The list is a seven-page document, with all the members listed in alphabetical order. Once the December 10 letter identified Northern Trust as custodian, it would have been easy for Apache to look at the list and see that Northern Trust was included. *See* Depository Trust & Clearing Corp., DTC Participant Accounts in Alphabetical Sequence, at 6, *available at* http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. Apache also had the May 2009 "Cede breakdown" listing the DTC participants that owned Apache shares. This list indicated that Northern Trust has a substantial position in Apache. It also appears from the March 2010 Cede breakdown that Apache had access to the DTC website to obtain less formal versions of the Cede breakdown owning participants owning Apache shares at any time.

Services did not submit a letter confirming Chevedden's stock ownership. RTS did not even mention Atlantic Financial Services in any of its letters to Apache. The nature of RTS's corporate structure, including whether RTS is or is not an "investment adviser" is not determinative of eligibility. But the inconsistency between the publicly available information about RTS and the statement in the letter that RTS is a "broker" underscores the inadequacy of the RTS letter, standing alone, to show Chevedden's eligibility under Rule 14a-8(b)(2).

Chevedden's interpretation of the Rule would require companies to accept *any* letter purporting to come from an introducing broker, that names a DTC participating member with a position in the company, regardless of whether the broker was registered or the letter raised questions. Chevedden's interpretation of Rule 14a-8(b)(2) would not require the shareholder to show anything. It would only require him to obtain a letter from a self-described "introducing broker," even if, as here, there are valid reasons to believe the letter is unreliable as evidence of the shareholder's eligibility. By contrast, a separate certification from a DTC participant allows a public company at least to verify that the participant does in fact hold the company's stock by obtaining the Cede breakdown from the DTC, as Apache did in May 2009 and March 2010.

Chevedden did, ultimately, submit a letter from the participant, Northern Trust, along with a letter from RTS. The January 22 Northern Trust letter refers to RTS's account and RTS's stock ownership; the RTS letter submitted that same day linked RTS's account with Northern Trust to Chevedden. Because these letters were submitted well after the deadline, this court does not decide whether they would have been sufficient. The only issue before this court is whether the earlier letters from RTS – an unregistered entity that is not a DTC participant – were sufficient to prove eligibility under Rule 14a-8(b)(2), particularly when the company has identified grounds for believing that the proof of eligibility is unreliable. This court concludes that the December 2009 RTS letters are not sufficient.

Although section 14 of the Securities Exchange Act of 1934 (governing proxies), under which Rule 14a-8 was promulgated, was intended to "give true vitality to the concept of corporate democracy," *Medical Comm. for Human Rights v. SEC*, 432 F.2d 659, 676 (D.C. Cir. 1970), *cert. granted sub nom SEC v. Medical Comm. for Human Rights*, 401 U.S.973, 91 S. Ct. 1191 (1971), *vacated as moot*, 404 U.S. 403, 92 S. Ct. 577 (1972), that does not necessitate a complete surrender of a corporation's rights during proxy season. Rule 14a-8 requires a shareholder seeking to participate to register as a shareholder or prove that he owns a sufficient amount of stock for a sufficient period to be eligible. Although this court concludes that Rule 14a-8(b)(2) is not as restrictive as Apache contends, on the present record, Chevedden has failed to meet the Rule's requirements.

## III. Conclusion

Apache's motion for declaratory judgment is granted and Chevedden's motion is denied. Apache may exclude Chevedden's proposal from its proxy materials.

SIGNED on March 10, 2010, at Houston, Texas.



Lee H. Rosenthal
United States District Judge

**Joyce Ingram**

---

**From:** DCECF_LiveDB@txs.uscourts.gov
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**Subject:** Activity in Case 4:10-cv-00076 Apache Corporation v. Chevedden Memorandum and Order

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**U.S. District Court**

**SOUTHERN DISTRICT OF TEXAS**

## Notice of Electronic Filing

The following transaction was entered on 3/10/2010 at 3:11 PM CST and filed on 3/10/2010
**Case Name:** Apache Corporation v. Chevedden
**Case Number:** 4:10-cv-00076
**Filer:**
**Document Number:** 21

**Docket Text:**
**MEMORANDUM AND ORDER entered. Apaches motion for declaratory judgment is granted and Cheveddens motion is denied. Apache may exclude Cheveddens proposal from its proxy materials. (Signed by Judge Lee H Rosenthal) Parties notified.(leddins, )**

**4:10-cv-00076 Notice has been electronically mailed to:**

Chanler Ashton Langham clangham@susmangodfrey.com, jingram@susmangodfrey.com

Geoffrey L Harrison gharrison@susmangodfrey.com, jingram@susmangodfrey.com

**4:10-cv-00076 Notice has not been electronically mailed to:**

The United States Proxy Exchange
c/o Glyn A Holton
9 Hazel St.
Cambridge, MA 02138

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

The following document(s) are associated with this transaction:

**Document description:**Main Document
**Original filename:**n/a
**Electronic document Stamp:**

3/10/2010

[STAMP dcecfStamp_ID=1045387613 [Date=3/10/2010] [FileNumber=10250361-0] [2569b9960f923e53ba493ba3be23b9c36802be244fbe4e6e51348405d872a3bfc7d5d14310d627492035c7c5a09d04756ac57b5d114c270d852b1b243cfc75fe]]

**Exhibit D**

**Deficiency Notice**



Devon Energy Corporation
20 North Broadway
Oklahoma City, OK 73102-8260
405 235 3611
www.DevonEnergy.com

Janice A. Dobbs
Vice President - Corporate Governance and Secretary
405 552 7844 Phone
405 552 8171 Fax
Janice.Dobbs@dvn.com

March 11, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Rule 14a-8 Proposal

Dear Mr. Chevedden:

This letter is a follow-up to our March 1, 2010 telephone conversation and email communication regarding your December 9, 2009 letter requesting that Devon Energy Corporation ("Devon" or the "Company") include your proposed resolution in its proxy materials for Devon's 2010 annual meeting. On January 4, 2010, we received a letter from RAM Trust Services, which was intended to demonstrate that you satisfy the minimum ownership requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Based on our review of the information provided by you, our records and regulatory materials, we have been unable to conclude that the proposal meets the requirements for inclusion in Devon's proxy materials. Unless you can demonstrate that you meet the ownership requirements of Rule 14a-8(b), as described below, within the proper time frame, we will be entitled to exclude your proposal from the proxy materials for Devon's 2010 annual meeting.

As you know, in order to be eligible to include a proposal in the proxy materials for Devon's 2010 annual meeting, Rule 14a-8(b)(1) states that a shareholder must have continuously held at least $2,000 in market value, or 1%, of Devon's common stock (the class of securities entitled to vote on the proposal at the meeting) for at least one year as of the date the proposal is submitted, and the shareholder must continue to hold those securities through the date of the meeting. The shareholder must submit a written statement that he or she intends to continue holding the securities through the date of the annual meeting. Further, the relevant provision of Rule 14a-8(b)(2) requires a shareholder proponent to prove his or her eligibility by submitting a written statement from the record holder of the securities verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the required amount of securities for at least one year.

You state in your December 9, 2009 letter that "Rule 14a-8 requirements are intended to be met including continuous ownership of the required stock value." However, we have been unable to confirm your current ownership of Devon common stock or the length of time that you have held the shares.

As we discussed on March 1, 2010, although you have provided us with a letter from RAM Trust Services, the letter does not identify the record holder of the shares of Devon common stock or include the necessary verification. We have reviewed the records of the Company, and none of you, RAM Trust Services or Northern Trust appear as a registered owner of Devon common stock. Further, we note that a United States District Court has recently held that a similar letter from RAM Trust Services was not sufficient to prove your eligibility under Rule 14a-8(b). Therefore, pursuant to SEC Rule 14a-8(b), in order to correct this deficiency, you must provide a written statement from the record holder of the shares you beneficially own verifying that you continually have held the required amount of Devon common stock for at least one year as of the date of your submission of the proposal.

SEC Rule 14a-8(f) requires that the above deficiency be corrected within 14 calendar days from the date of receipt of this letter. If the deficiency is not corrected, the proposal will be excluded from our proxy statement. Your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date of receipt of this letter. We have attached to this letter a copy of Rule 14a-8 for your convenience.

Sincerely,



Janice A. Dobbs,
Vice President - Corporate Governance
and Secretary

**Exhibit E**

**RTS Follow-up Letter**

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

March 23, 2010

Ms. Janice A. Dobbs
Corporate Secretary
Devon Energy Corporation (DVN)
20 N Broadway Ste 1500
Oklahoma City OK 73102
PH: 405 235-3611
FX: 405 552-4550

Dear Ms. Dobbs,

This is regarding my December 9, 2009 rule 14a-8 proposal. The company finally acknowledged this proposal after nearly three-months on March 1, 2010.

Rule 14a-8 states (emphasis added):
The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. **Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies,** as well as of the time frame for your response.

A verification letter regarding stock ownership was forwarded on January 4, 2010. Although it is not believed to be necessary, attached as a special courtesy, is an additional verification letter regarding stock ownership. Please return the courtesy and advise on March 24, 2010 whether there is any further eligibility question.

Sincerely,



John Chevedden

Janice A. Dobbs <Janice.dobbs@dvn.com>

# RAM TRUST SERVICES

March 22, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 50 shares of Devon Energy Corporation common stock, CUSIP 25179M103, since at least November 7, 2008. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager